SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: November 16, 2006	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, November 16, 2006
CANADIAN PACIFIC RAILWAY TARGETS CONTINUED IMPROVED EARNINGS IN 2007
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) will provide information about its activities and plans for 2007 at its annual Investor Workshop today. This will include an overview of CPR’s 2007 strategy, revenue outlook, earnings and free cash expectations. The workshop will be webcast live from 1:00 pm to 4:30 pm Eastern time.
“CPR is poised to deliver improved results in 2007”, said Fred Green, President and Chief Executive Officer, “Execution of our integrated operating plan is driving increased fluidity on our network and improving our operating ratio. Our people are engaged and their productivity continues to improve as we see execution excellence in every job that we do. I believe we are on track to become the safest and most fluid railway in North America.”
2007 diluted earnings per share is expected to be in the range of $4.30 to $4.45. This is an increase of 9 per cent to 13 per cent over $3.95, the top end of the recently revised 2006 earnings guidance range, which excludes foreign exchange gains and losses on long-term debt and other specified items. The 2007 estimate assumes crude oil prices averaging US $65 per barrel, an average currency exchange rate of $1.11 per U.S. dollar (US $0.90) and North American economic growth of 2.7 per cent.
CPR expects to grow total revenue by 4 per cent to 6 per cent in 2007, based on volume growth and higher prices for its services. Total operating costs are expected to increase by 3 per cent to 5 per cent.
Capital investment is expected to be in the range of $885 million to $895 million in 2007, an increase from anticipated capital spending of $840 million to $845 million in 2006.
CPR expects free cash after dividends to be in excess of $200 million in 2007.
A live audio webcast of today’s Analyst Workshop and all presentation slides will be available on the Investors section of CPR’s website, www.cpr.ca. The webcast and presentation slides will also be archived on the website.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled.
Earnings that exclude foreign exchange currency translation effect on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. In 2006 to date, the only other specified item was an income tax benefit of $176 million, or $1.09 per share, as a result of tax rate reductions.
Note on forward looking-information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway, through the ingenuity of it’s employees located across Canada and in the United States, intends to be the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
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Contacts:
Media Leslie Pidcock Tel.: (403) 319-6878 e-mail: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 e-mail: investor@cpr.ca